Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR

3.875% NOTES DUE 2031

5.200% NOTES DUE 2030 AND

5.450% NOTES DUE 2029

MONTERREY, MEXICO, September 14, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase the outstanding 3.875% Notes due 2031 (the “2031 Notes”), 5.200% Notes due 2030 (the “2030 Notes”) and 5.450% Notes due 2029 (the “2029 Notes” and, collectively with the 2031 Notes and the 2030 Notes, the “Notes”), in each case issued by CEMEX, for an aggregate purchase price, excluding accrued and unpaid interest, of up to U.S.$400,000,000 (the “Aggregate Maximum Tender Amount”), subject to purchase in accordance with the acceptance priority level for each series of Notes (the “Acceptance Priority Level”) and priority for early tenders and possible proration as described in CEMEX’s Offer to Purchase dated September 14, 2022.

The following table summarizes the material pricing terms for the Tender Offer:

Title of Security	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Dollars per U.S.$1,000 Principal Amount of Notes			Acceptance Priority Level
			Base Consideration	Early Tender Premium	Total Consideration
3.875% Notes due 2031	151290 BZ5 / US151290BZ57 P2253T JR1 / USP2253TJR16	U.S.$1,398,946,000.00	U.S.$791.25	U.S.$30.00	U.S.$821.25	1
5.200% Notes due 2030	151290 BX0 / US151290BX00 P2253T JQ3 / USP2253TJQ33	U.S.$799,328,000.00	U.S.$870.00	U.S.$30.00	U.S.$900.00	2
5.450% Notes due 2029	151290 BV4 / US151290BV44 P2253T JN0 / USP2253TJN02	U.S.$848,008,000.00	U.S.$887.50	U.S.$30.00	U.S.$917.50	3

The Notes will be purchased in accordance with the Acceptance Priority Level (in numerical priority order) as set forth in the table above, and proration of the 2031 Notes, the 2030 Notes or the 2029 Notes will be determined in accordance with the terms of the Tender Offer. If CEMEX purchases any Notes in the Tender Offer, Notes tendered at or prior to 8:00 a.m., New York City time, on September 28, 2022 (the “Early Tender Date”), will be accepted for purchase in priority to other Notes tendered after the Early Tender Date even if such Notes tendered after the Early Tender Date have a higher acceptance priority than Notes tendered prior to the Early Tender Date. If at the Early Tender Date the aggregate purchase price, excluding accrued and unpaid interest, of Notes validly tendered exceeds the Aggregate Maximum Tender Amount, CEMEX reserves the right, at its option, not to accept any additional Notes tendered by holders of Notes after the Early Tender Date.

If Notes are validly tendered such that the aggregate purchase price, excluding accrued and unpaid interest, of such Notes exceeds the Aggregate Maximum Tender Amount, CEMEX will accept for purchase only the Aggregate Maximum Tender Amount of such Notes (unless increased at the discretion of CEMEX). Such Notes will be purchased in accordance with the Acceptance Priority Level, so that all such Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted, and will be subject to proration described in the Offer to Purchase. For the avoidance of doubt, the Notes tendered prior to the Early Tender Date will have priority over those Notes tendered after the Early Tender Date notwithstanding any acceptance priority that may exist.

Holders of Notes that are validly tendered at or prior to the Early Tender Date and whose Notes are accepted for purchase will be entitled to receive the applicable Total Consideration, which includes an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount of Notes (the “Early Tender Premium”). Holders who tender Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on October 12, 2022 and whose Notes are accepted for purchase will be entitled to receive only the applicable Base Consideration per U.S.$1,000 principal amount of Notes, which amount is equal to the applicable Total Consideration less the Early Tender Premium. Holders who validly tender their Notes in the Tender Offer and whose Notes are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. Holders of Notes who tender their Notes before the withdrawal deadline, which is 8:00 a.m., New York City time, on September 28, 2022, unless extended, may not withdraw their Notes after the withdrawal deadline, unless otherwise required by law. Holders who tender their Notes after the withdrawal deadline may not withdraw their Notes, unless otherwise required by law.

If, at the Early Tender Date, the aggregate purchase price, excluding accrued and unpaid interest, exceeds the Aggregate Maximum Tender Amount (i.e., the Tender Offer is “fully subscribed”), CEMEX has the option not to accept any additional Notes tendered after the Early Tender Date even if such Notes tendered after the Early Tender Date have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Date.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on October 12, 2022 and is subject to, and conditioned upon, the satisfaction or waiver of the general conditions described in the Offer to Purchase. CEMEX intends to finance the purchase of the Notes tendered pursuant to the Tender Offer, and to pay all fees and expenses in connection therewith, with proceeds from CEMEX’s available cash and/or borrowings under, but not limited to, the revolving tranche of CEMEX’s credit agreement, dated as of October 29, 2021 (as amended and/or restated from time to time), or other facilities.

CEMEX has retained Citigroup Global Markets Inc. (“Citigroup”) and Credit Agricole Securities (USA) Inc. (“Credit Agricole”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact Citigroup at +1(888) 558-3745 (toll free) or +1(212) 723-6106 (collect) and Credit Agricole at +(866) 807-6030 (toll free) or +(212) 261-7802 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, Global Bondholder Services Corporation, at +1(855) 654-2015 (toll-free) or +1(212) 430-3774 (collect for banks and brokers).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which will be delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase and related letter of transmittal carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, or have been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws and information that are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed,” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from results anticipated by forward-looking statements due to various factors. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties discussed in the Company’s most recent annual or quarterly report and detailed from time to time in the Company’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ business, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions, including but not limited to increasing inflation and rising interest rates, in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy goals; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including, but not limited to, excessive rain and snow, droughts, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement, which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as conflict and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described under “Certain Significant Consequences to Non-Tendering Holders” in the Offer to Purchase and “Risk Factors” in the other documents incorporated by reference therein. You should not place undue reliance on forward-looking statements and any forward-looking statements presented herein are made only as of the date of this press release. The Company does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events that occur after the date on which the forward-looking statement is made, or otherwise, except as required by applicable law. No assurance can be given that the transactions described herein will be consummated or as to the final terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the attention provided in, nor the content of any call made to any third-party phone number referenced to or accessible through this press release, as well as any costs incurred from any calls made to any the aforementioned telephone numbers.

For enquiries or further information please contact:

CEMEX, S.A.B. de C.V.

Ave. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León

México 66265

Tel: 52 81 8888-4369

E-mail: Rafael.valenzuela@cemex.com

Attention: Rafael Valenzuela Gaytán

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